UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: November 1, 2017

Capella Education Company

(Exact name of Registrant as specified in its charter)

Minnesota	001-33140	41-1717955
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402

(Address of principal executive offices, including zip code)

(888) 227-3352

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure

In response to inquiries from investors about that certain Agreement and Plan of Merger, dated October 29, 2017, by and among Capella Education Company, a Minnesota corporation (“Capella”), Strayer Education, Inc., a Maryland corporation (“Strayer”), and Sarg Sub Inc., a Minnesota corporation and wholly owned subsidiary of Strayer, Capella confirms that each of Strayer and Capella is permitted to continue paying its ordinary course quarterly dividend to holders of Strayer common stock and Capella common stock, as the case may be, prior to the closing of the merger between Capella and Strayer.

Item 8.01.	Other Events

On November 1, 2017, Capella provided information regarding Capella in connection with presentations to investors. A copy of the slides made available in connection with the presentations is attached as Exhibit 99.1 hereto.

Forward Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Strayer Education Inc., a Maryland corporation (“Strayer”) and Capella Education Company, a Minnesota corporation (“Capella”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between Strayer and Capella, including future financial and operating results; Strayer’s and Capella’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the acquisition that are not historical facts. Forward-looking statements are based on information currently available to Strayer and Capella and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between Strayer and Capella, these factors could include, but are not limited to: the risk that Strayer or Capella may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the post-secondary and proprietary education markets; unexpected changes relating to competitive factors in the post-secondary and proprietary education industries; the timing, success and market reception for Strayer and Capella’s new and existing educational services and related products; the possibility of new technologies outdating Strayer’s or Capella’s services or products; the outcomes of any litigation; continued support of Strayer’s or Capella’s services or products by influential educational professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with learners, suppliers, competitors, management and other employees; the ability to attract new learners and retain existing learners in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in Strayer’s and Capella’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Strayer’s or Capella’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither Strayer nor Capella undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Strayer share or Capella share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per Strayer share or Capella share, as applicable. Neither Strayer nor Capella gives any assurance (1) that either Strayer or Capella will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning Strayer, Capella, the proposed transaction, the combined company or other matters and attributable to Strayer or Capella or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Strayer and Capella or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between Strayer and Capella will be submitted to the respective stockholders of Strayer and Capella for their consideration. Strayer will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Strayer and Capella that also constitutes a prospectus of Strayer. Strayer and Capella will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. Strayer and Capella also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which Strayer or Capella may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRAYER, CAPELLA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Strayer and Capella, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Strayer and Capella make available free of charge at www.capellaeducationcompany.com and www.strayereducation.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

Strayer, Capella, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Strayer and Capella in connection with the proposed transaction. Information about the directors and executive officers of Capella is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 23, 2017. Information about the directors and executive officers of Strayer is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description of Exhibit

99.1	Investor Presentation Slides, dated November 1, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPELLA EDUCATION COMPANY

	By:	/s/ Renee L. Jackson
Date: November 1, 2017		Renee L. Jackson
Senior Vice President and General Counsel

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